EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated March 1, 2017, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of March 1, 2017 unless otherwise indicated.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate and the exploration, evaluation, and acquisition of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

1

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Overall Performance and Highlights

HIGHLIGHTS	Fourth Quarter 2016		Fourth Quarter 2015		Change	Year 2016		Year 2015		Change
Operating
Tonnes Milled		134,688		136,817	-2%		544,336		517,887	5%
Silver Ounces Produced		419,355		409,216	2%		1,612,060		1,625,285	-1%
Gold Ounces Produced		2,581		1,588	63%		7,119		7,083	1%
Copper Pounds Produced		755,645		1,271,565	-41%		4,206,585		4,743,691	-11%
Silver Equivalent Ounces[1] Produced		707,775		761,767	-7%		2,679,334		3,020,348	-11%
Consolidated San Gonzalo and Avino Sales
Silver Equivalent Ounces Sold[2]		644,479		241,114	167%		2,035,618		1,140,029	79%
Cash Cost per Silver Equivalent Ounce[2]		$11.50		$8.24	40%		$11.24		$8.45	33%
US$ Cash Cost per Silver Equivalent Ounce[2,3]	US$	8.62	US$	6.17	40%	US$	8.48	US$	6.61	28%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$13.36		$12.70	5%		$13.70		$12.14	13%
US$ All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	US$	10.01	US$	9.51	5%	US$	10.34	US$	9.49	9%
Average Realized Silver Price per Ounce ($US)	US$	16.69	US$	14.29	17%	US$	17.71	US$	15.46	15%
Average Realized Gold Price per Ounce ($US)	US$	1,194	US$	1,092	9%	US$	1,258	US$	1,148	10%
Average Realized Copper Price per Tonne ($US)	US$	5,313		-	100%	US$	4,850		-	100%
Financial
Revenues		$12,006,667		$3,860,109	211%		$39,895,591		$19,082,847	109%
Mine Operating Income		$3,546,929		$1,471,826	141%		$14,503,700		$8,121,153	79%
Net Income		$1,217,821		$370,675	229%		$1,992,479		$483,424	312%
Cash		$15,816,628		$7,475,134	112%		$15,816,628		$7,475,134	112%
Working Capital		$31,293,019		$6,003,557	421%		$31,293,019		$6,003,557	421%
Shareholders
Earnings per Share ("EPS") – Basic		$0.03		$0.01	200%		$0.05		$0.01	400%
Cash Flow per Share [3] – Basic		$0.06		$(0.03)	300%		$0.18		$0.01	1700%

________________

1. Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

2.“Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces, and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3.The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

During the year ended December 31, 2016, the Company produced 9,390 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, and 4,115 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, and recognized revenues of $22,847,834 on the sale of 7,625 tonnes of Avino Mine bulk copper/silver/gold concentrate and $17,047,758 on the sale of 3,842 tonnes of San Gonzalo bulk silver/gold concentrate for a gross profit of $14,503,700. Metal prices for revenues recognized during the year ended December 31, 2016, averaged US$17.71 per ounce of silver, US$1,258 per ounce of gold, and US$4,850 per tonne of copper.

Cash cost per silver equivalent (“AgEq”) ounce for the year ended December 31, 2016, was $11.24 (US$8.48) while all-in sustaining cash cost per AgEq ounce was $13.70 (US$10.34).

The Company’s cash balance at December 31, 2016, totaled $15,816,628 compared to $7,475,134 at December 31, 2015, while the working capital totaled $31,293,019 at December 31, 2016, compared to working capital of $6,003,557 at December 31, 2015.

2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

In November 2016, the Company completed a bought-deal financing, issuing 7,124,430 units for gross proceeds of $15,011,865 (US$11,185,355). Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable to purchase one additional common share at an exercise price of US$2.00 until expiry on November 28, 2019. The financing was made by way of a prospectus supplement dated November 21, 2016.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2016, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

3

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Consolidated 2016 Production Highlights

Comparative production numbers from 2016 and 2015 are presented below:

	2016	2015	% Change
Total Silver Produced (oz) calculated	1,612,060	1,625,285	-1%
Total Gold Produced (oz) calculated	7,119	7,083	1%
Total Copper Produced (Lbs) calculated	4,206,585	4,743,691	-11%
Total Silver Eq. Produced (oz) calculated¹	2,679,334	3,020,348	-11%

______________________

1 Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

Consolidated Fourth Quarter 2016 Production Highlights

Comparative production numbers from the fourth quarters of 2016 and 2015 are presented below:

	Q4 2016	Q4 2015	% Change
Total Silver Produced (oz) calculated	419,355	409,216	2%
Total Gold Produced (oz) calculated	2,581	1,588	63%
Total Copper Produced (Lbs) calculated	755,645	1,271,565	-41%
Total Silver Eq. Produced (oz) calculated¹	707,775	761,767	-7%

______________________

1Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

4

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Avino Mine Production Highlights

At the start of the second quarter of 2016, the Company declared production at levels intended by management at the Avino (“ET” Mine) effective April 1, 2016. The declaration was made following an advancement and test period of 19 months. On April 1, 2016, underground mining commenced on upper level 11.5 using the long-hole retreat sub-level caving method. The advancement and test period established that mineral recoveries were at, or above, levels necessary for expected positive cash flows and profitability, which amongst other critical factors, were significant in making the production decision. As of April 1, 2016, the Company’s consolidated statement of operations will reflect revenues and related production costs from the Avino Mine; this activity was reflected with exploration and evaluation assets on the Company’s consolidated statement of financial position prior to the commencement of production at levels intended by management. The costs associated with development mining at the Avino Mine are considerably higher, and as a result there is an impact on the Company’s consolidated gross margin. The Company intends to utilize the production method of mining in the future, and expects production costs at the Avino Mine to decrease significantly.

Comparative figures for the years ended December 31, 2016, and December 31, 2015, as well as the fourth quarter 2016 and the fourth quarter of 2015 for the Avino Mine are as follows:

	Q4 2016	Q4 2015	% Change	2016	2015	% Change	Notes
Tonnes Mined	103,266	102,580	1%	450,281	372,376	21%	6
Underground Development (m)	756	1,440	-48%	4,005	5,056	-21%	1,6
Mill Availability (%)	95.6	94.5	1%	94.0	96.1	-2%	-
Total Mill Feed (dry tonnes)	101,157	110,201	-8%	429,289	396,113	8%	2,7
Feed Grade Silver (g/t)	65	68	-5%	67	65	3%	3,8,9
Feed Grade Gold (g/t)	0.69	0.29	137%	0.42	0.29	44%	3,4,8,9
Feed Grade Copper (%)	0.37	0.61	-39%	0.50	0.62	-20%	3,4,8,9
Recovery Silver (%)	85%	86%	-1%	85%	87%	-2%	-
Recovery Gold (%)	69%	66%	4%	64%	75%	-15%	-
Recovery Copper (%)	91%	86%	6%	90%	87%	3%	-
Copper Concentrate (dry tonnes)	2,094	2,556	-18%	9,390	9,058	4%	4,9
Copper Concentrate Grade Silver (kg/t)	2.67	2.52	6%	2.62	2.47	6%	9
Copper Concentrate Grade Gold (g/t)	22.87	8.32	175%	12.23	9.47	29%	4,9
Copper Concentrate Grade Copper (%)	16.37	22.56	-27%	20.32	23.76	-14%	9
Total Silver Produced (kg)	5,584	6,430	-13%	24,552	22,329	10%	5,9
Total Gold Produced (g)	47,891	21,263	125%	114,812	85,737	34%	5,9
Total Copper Produced (Kg)	342,755	576,773	-41%	1,908,077	2,152,202	-11%	5
Total Silver Produced (oz) calculated	179,536	206,743	-13%	789,372	717,901	10%	5,9
Total Gold Produced (oz) calculated	1,540	684	125%	3,691	2,757	34%	5,9
Total Copper Produced (Lbs) calculated	755,645	1,271,565	-41%	4,206,585	4,743,691	-11%	5,9
Total Silver Equivalent Produced (oz) calculated[1]	394,149	494,295	-20%	1,606,272	1,801,997	-11%	9

______________________

1Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

5

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Avino Mine Fourth Quarter Production Highlights

1.	Underground development decreased by 48% due to the transition to production mining on levels 14 and 14.5 as well as the installation of upgraded electrical and dewatering systems for the ramp to level 17 from 15.5.

2.	Tonnage processed decreased by 8% during November and December 2016, as Mill Circuit 2 was used to process San Gonzalo material rather than Avino material.

3.	The gold feed grade increased by 137% whereas the copper and silver feed grades decreased by 39% and 5%, respectively; the changes in grade are due to mining activities advancing to the new higher-grade gold zone on the other side of the fault.

4.	The lower copper feed grade resulted in 18% fewer tonnes of concentrate produced and a 27% drop in the concentrate grade for copper; however, the higher gold grade in the mill feed resulted in a 175% increase of the gold grade in the concentrate.

5.	Silver and copper production decreased by 13% and 41%, respectively, while gold increased by 125%, which resulted in a 20% decrease in silver equivalent production compared to the comparable quarter last year.

Avino Mine 2016 Year-End Production Highlights

6.	The year over year change in mined tonnes and development is attributed to the transition from development to production mining, as well as the need to upgrade the electrical and dewatering systems in the lower levels of the mine.

7.	Tonnage processed increased by 8% due to the increased use of Mill Circuit 2 to process Avino Mine material throughout the year (except for November and December); however, this was partially offset by required maintenance on the Mill Circuit 3 ball mill during the second quarter.

8.	Gold and silver feed grades increased by 44% and 3%, respectively, while the copper grade decreased by 20%; the changes in grades are due to mining activities advancing to the new higher-grade gold zone on the other side of the fault.

9.	There was a 4% increase in concentrate production and a 14% decrease in the grade of copper in the concentrate, while gold and silver grades in the concentrate increased by 29% and 6%, respectively; the foregoing were mainly due to the changes in the feed grades being processed.

10.	Silver and gold production for the year increased by 10% and 34%, respectively, while copper production decreased by 11%, resulting in a decline of 11% in silver equivalent ounces of production as a result of the factors discussed above.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101 reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine, for which similar risks and uncertainties have been identified.

6

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

San Gonzalo Mine Production Highlights

Comparative figures for the years ended December 31, 2016, and December 31, 2015, as well as the fourth quarter 2016 and the fourth quarter of 2015 for the San Gonzalo Mine are as follows:

	Q4 2016	Q4 2015	% Change	2016	2015	% Change	Notes
Tonnes Mined	29,678	18,272	62%	108,943	93,291	17%	1
Underground Advancement (m)	1,062	1,128	-6%	4,433	4,578	-3%	2
Mill Availability (%)	94.1	94.7	-1%	94.4	92.7	2%	-
Total Mill Feed (dry tonnes)	33,511	26,616	26%	115,047	121,774	-6%	1,3,6,8
Feed Grade Silver (g/t)	262	285	-8%	267	279	-4%	4,7,8
Feed Grade Gold (g/t)	1.16	1.45	-20%	1.25	1.48	-16%	4,7,8
Recovery Silver (%)	85%	83%	2%	83%	83%	0%	4
Recovery Gold (%)	83%	73%	14%	74%	75%	-1%	4
Bulk Concentrate (dry tonnes)	1,130	1,023	10%	4,115	4,517	-9%	3,8
Bulk Concentrate Grade Silver (kg/t)	6.60	6.15	7%	6.22	6.24	0%	-
Bulk Concentrate Grade Gold (g/t)	28.6	27.5	4%	25.9	28.3	-9%	-
Total Silver Produced (kg)	7,459	6,298	18%	25,588	28,223	-9%	5,9
Total Gold Produced (g)	32,379	28,128	15%	106,599	134,569	-21%	5,9
Total Silver Produced (oz) calculated	239,819	202,473	18%	822,689	907,384	-9%	5,9
Total Gold Produced (oz) calculated	1,041	904	15%	3,427	4,326	-21%	5,9
Total Silver Equivalent Produced (oz) calculated[1]	313,626	267,472	17%	1,073,062	1,218,351	-12%	3,9

______________________

1Metalproduction is expressed in terms of silver equivalent ounces (oz Ag Eq). In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

San Gonzalo Mine Fourth Quarter Production Highlights

1.	Tonnage hauled increased by 62% in order to accommodate Mill Circuit 2, which during November and December transitioned to processing material from San Gonzalo; this in turn led to a 26% increase in tonnage processed.

2.	Underground advancement decreased by 6% as there were fewer blocks available for development work.

3.	The higher processed tonnage resulted in a 17% increase in silver equivalent production and a 10% increase in concentrate tonnage.

4.	Silver and gold feed grades decreased by 8% and 20%, respectively, and the respective recoveries increased by 2% and 14%.

5.	Silver and gold production increased by 18% and 15%, respectively, as a result of the factors outlined above.

7

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

San Gonzalo Mine 2016 Year-End Production Highlights

6.	Tonnage processed for the year decreased by 6% as Mill Circuit 2 was primarily devoted to processing Avino Mine Material, whereas in 2015, it was mostly available to process San Gonzalo mill feed.

7.	Silver and gold feed grades decreased by 4% and 16%, respectively, as a result of mining taking place in different areas in 2016 than in 2015.

8.	The lower feed grades and tonnage processed resulted in 9% fewer tonnes of concentrate produced.

9.	Silver and gold production decreased by 9% and 21%, respectively, resulting in an overall decrease of 12% in silver equivalent produced in 2016.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101 reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach is being applied for the Avino Mine, for which similar risks and uncertainties have been identified.

Avino Mine Expansion and 2017 Capital Expenditures

In January 2017, Avino announced plans to expand the processing plant to 2,500 TPD. The expansion will include the installation of a new 1,000 TPD circuit to process material from the Avino Mine. Work began on Mill Circuit 4 in January 2017, and construction is expected to last approximately one year.

Capital expenditures for 2017 at Avino and San Gonzalo are estimated to total US$12.2 million as a result of the following capital projects: mill expansion (US$7.1 million), tailings storage facility (US$1.7 million), planned exploration (US$0.9 million), and continued refurbishment and replacement of mobile equipment (US$2.5 million).

Resource Estimate – Avino Property

On September 26, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Avino Property. The new estimate encompasses the property’s San Gonzalo Mine, the main Avino Mine system, and the property’s oxide tailings. The estimates have been included in an updated NI 43-101 technical report, prepared by QG Australia Pty Ltd., which was filed on SEDAR on October 28, 2016.

The following is a summary of current resources at the San Gonzalo and Avino Mines, as well as the updated oxide tailings resource, grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is August 31, 2016.

8

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

Measured & Indicated Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Measured	Avino System	55	950,000	143	74	0.33	0.69	2.3	10.0	6,550
Measured	San Gonzalo System	125	170,000	357	272	1.50	0.00	1.5	8.2	0
Total Measured	All Deposits		1,120,000	176	105	0.51	0.58	3.8	18.2	6,550
Indicated	Avino System	55	500,000	129	68	0.36	0.56	1.1	5.7	2,800
Indicated	San Gonzalo System	125	320,000	310	237	1.30	0.00	2.4	13.3	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Total Indicated	All Deposits		2,150,000	152	111	0.56	0.13	7.7	38.8	2,800
Total Measured & Indicated	All Deposits		3,270,000	160	109	0.54	0.29	11.5	57.0	9,350

Inferred Mineral Resources				Grade				Metal Contents
Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Inferred	Avino System	55	5,790,000	155	81	0.57	0.58	15.1	105.8	33,550
Inferred	San Gonzalo System	125	540,000	403	314	1.58	0.00	5.5	27.5	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0
Total Inferred	All Deposits		8,140,000	162	98	0.61	0.41	25.6	158.9	33,550

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 55, 125 and 50 g/t silver equivalent grade for the Avino, San Gonzalo and oxide tailings, respectively, as indicated in the table.

9

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Exploration

In late September 2016, Avino began an exploration diamond drilling program between the San Luis Mine, which was last mined in the 1990’s, and the ET mine, which is the area of current production; both areas are part of the Avino Mine.

The area between the two mines is approximately 300 metres long and 220 metres deep and was recently the subject of a geological review where it was determined that the main Avino vein showed economically viable values, was open at depth and was largely underexplored. The program comprises 18 holes totaling 2,955 metres. Eleven holes have been drilled with assays being received from 8 holes. The results of the first 8 holes were released in December, with the results from the remaining ten holes still pending. The drill results support the continuation of the extensive Avino vein system.

This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest given that on surface and at shallow depths the Avino Vein system splits into hanging wall and foot wall structures.

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation and planning stage.

During the fourth quarter of 2016, the Company continued to develop a strategic operating plan to achieve a profitable operation at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous methods employed, and is expected to support a higher production rate of 300 tpd. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method. Engineering is in progress to expand the mill from 100 tpd to 300 tpd. Engineering is also being carried out to upgrade the surface infrastructure for a 300 tpd operation. The dam for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the tailing’s impoundment during the third quarter of 2016. The Interim Mine Closure Plan (“IMCP”) and review process is underway and is expected to be completed in the first quarter of 2017. The new Water Treatment Plant (“WTP”) was enclosed in a new building in November to protect it from the elements, and is ready for freshet in early 2017. The work on the TSF, the IMCP, WTP and the strategic operating plan are all contributing to the Company’s goal of obtaining the permits from British Columbia's Ministry of Energy & Mines and Ministry of Environment to resume processing and mining activities in 2017.

Bralorne Three Phase Strategic Operating Plan

In January 2017, Avino released a strategic operating plan involving a three-phased, multi-year operating plan which provides a route to Bralorne’s growth with manageable sequenced capital expenditures.

Independent mining engineers were engaged to develop a long term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labor intensive shrinkage and cut and fill mining methods. The company also engaged independent engineering professionals to assist in developing a project execution plan for the mill and infrastructure to enable production start-up at 100 tpd in Phase One with eventual expansion in Phase Three to 300 tpd. Together with the engineers input, the Company has established a three-phased and disciplined approach to the development and expansion of the Bralorne Mine.

The Company’s objective is to re-open the mine after the completion of Phase One at 100 tpd. Phase One is anticipated to cost US$4.1-million.

10

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Advancing Phase One

Preparations for Phase 1, which will commence in the first quarter of 2017, will include the following work:

•	Demolition and removal of existing coarse and fine ore bins
•	Simplification of the crushing circuit with a larger primary and secondary crushing plant, which has the potential for future expansion to 500 tpd
•	Construction of new fine ore storage to enable operating at a higher throughput
•	Removal of the old crushing plant and foundations
•	Exchange of one bank of float cells with new ones
•	Construction of new tailings pumping system
•	Upgrading of existing electrical systems
•	Construction of a new assay lab

Phase Two Objectives (2018 – 2019)

•	Larger ball mill installation
•	Electrical upgrades and new electrical feed for larger ball mill
•	Relocation and upgrade of existing classifying circuit
•	Upgrade of Phase 1 MCC (Mobile Crushing Circuit) installation

Phase Three Objectives (2019 – 2020)

•	Upgrades of existing flotation circuit, concentrate filtration circuit, reagent circuit, refinery
•	New process control system installation
•	Upgrade of surface infrastructure, including camp
•	Begin processing at 300 tpd

The Company’s long-term plan is to achieve an operating rate of 500 tpd.

Resource Estimate – Bralorne Property

On October 21, 2016, Avino announced the results of an updated NI 43-101 resource estimate for the Bralorne property. The resource estimate has been included in an updated NI 43-101 technical report, prepared by Kirkham Geosystems Ltd., which was filed on SEDAR on October 27, 2016.

The following is a summary of current resources at the Bralorne Property, grouped into the measured, indicated, and inferred categories. The effective date of the resource estimates is October 20, 2016. The resource estimates were prepared by Garth Kirkham, P. Geo., who is a “qualified person” within the meaning of National Instrument 43-101, and who is an employee of Kirkham Geosystems Ltd. and independent of Avino, as defined by Section 1.5 of NI 43-101.

Class	Measured			Indicated			Measured and Indicated			Inferred
	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces
51b FW	8,294	0.26	2,176	33,466	0.2	6,596	41,760	0.21	8,772	147,691	0.19	28,785
51bFW/HW	15,713	0.27	4,313	26,717	0.62	16,639	42,430	0.49	20,953	39,072	0.38	14,828
Alhambra	21,915	0.46	10,153	16,462	0.26	4,259	38,377	0.38	14,412	10,454	0.19	2,001
BK				50,501	0.33	16,822	50,501	0.33	16,822	50,430	0.16	8,064
BK-9870				5,754	0.53	3,058	5,754	0.53	3,058	7,327	0.27	1,986
BKN				37,546	0.36	13,569	37,546	0.36	13,569	46,972	0.30	14,007
Prince										12,790	0.17	2,138
Shaft				41,300	0.28	11,432	41,300	0.28	11,432	25,781	0.27	6,994
Taylor				15,455	0.16	2,510	15,455	0.16	2,510	23,010	0.22	5,097
Total	45,922	0.36	16,643	227,201	0.32	74,855	273,123	0.33	91,528	363,527	0.22	83,900

11

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

Quality Assurance/Quality Control

At the Avino property, mill assays are performed at the on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by independent third party labs including AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant, and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this MD&A.

Objectives

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations; and,

5.	Identify and evaluate potential projects for acquisition.

12

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the years ended December 31, 2016 and 2015, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

13

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes in concentrate sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

San Gonzalo

	2016					2015
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$9,377,393	$3,743,091	$1,681,677	$2,975,861	$976,764	$10,819,386	$2,388,284	$2,697,437	$3,535,980	$2,197,685
Depletion and depreciation	(1,295,862)	(645,070)	(192,825)	(358,957)	(99,008)	(1,317,073)	(401,168)	(352,396)	(542,504)	(21,005)
Cash production cost	8,081,531	3,098,021	1,488,852	2,616,904	877,756	9,502,313	1,987,116	2,345,041	2,993,476	2,176,680
Silver equivalent ounces sold	835,246	289,961	179,823	209,955	155,507	1,122,232	241,114	282,624	345,300	253,194
Cash cost per silver equivalent ounce	$9.68	$10.68	$8.28	$12.46	$5.64	$8.47	$8.24	$8.30	$8.67	$8.60
General and administrative expenses	2,902,604	804,862	842,362	372,636	882,744	4,193,461	1,063,807	1,099,269	1,061,272	969,113
Share-based payments and G&A depreciation	(576,475)	(266,833)	(304,231)	(1,244)	(4,167)	(57,610)	(10,106)	(40,844)	(9,292)	(17,580)
Cash operating cost	10,407,660	3,636,050	2,026,981	2,988,296	1,756,333	13,638,163	3,061,029	3,403,465	4,045,456	3,128,213
All-in sustaining cash cost per silver equivalent ounce	$12.46	$12.54	$11.27	$14.23	$11.29	$12.15	$12.70	$12.04	$11.72	$12.36
Cash cost per silver equivalent ounce ($US)	$7.30	$8.01	$6.35	$9.68	$4.10	$6.62	$6.17	$6.34	$7.05	$6.93
All-in sustaining cash cost per silver equivalent ounce ($US)	$9.40	$9.40	$8.64	$11.05	$8.22	$9.50	$9.51	$9.20	$9.53	$10.09

During the fourth quarter of 2016, all-in sustaining cash cost per silver equivalent ounce at San Gonzalo increased compared to the third quarter as a result of lower grade, which was offset by an increase in tonnage processed and an increase in silver equivalent ounces sold.

Avino Mine

	2016					2015
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$16,014,498	$4,716,647	$5,573,595	$5,724,256	$-	$-	$-	$-	$-	$-
Depletion and depreciation	(1,218,861)	(401,127)	(466,268)	(351,466)	-	-	-	-	-	-
Cash production cost	14,795,637	4,315,520	5,107,327	5,372,790	-	-	-	-	-	-
Silver equivalent ounces sold	1,200,372	354,518	428,972	416,882	-	-	-	-	-	-
Cash cost per silver equivalent ounce	$12.33	$12.17	$11.91	$12.89
General and administrative expenses	3,733,427	984,056	2,009,470	739,901	-	-	-	-	-	-
Share-based payments and G&A depreciation	(1,054,459)	(326,240)	(725,570)	(2,469)	-	-	-	-	-	-
Cash operating cost	17,474,605	4,973,336	6,391,047	6,110,222	-	-	-	-	-	-
All-in sustaining cash cost per silver equivalent ounce	$14.56	$14.03	$14.90	$14.66	$-	$-	$-	$-	$-	$-
Cash cost per silver equivalent ounce ($US)	$9.30	$9.12	$9.13	$10.00	$-	$-	$-	$-	$-	$-
All-in sustaining cash cost per silver equivalent ounce ($US)	$10.99	$10.51	$11.42	$11.38	$-	$-	$-	$-	$-	$-

At the start the second quarter of 2016, the Company commenced production at the Avino Mine. Cash cost and all-in sustain cost per silver equivalent ounce at Avino have remained relatively constant over the three quarters of production.

14

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Avino Historical Stockpiles

	2016					2015
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$-	$-	$-	$-	$-	$142,308	$-	$142,308	$-	$-
Depletion and depreciation	-	-	-	-	-	(6,345)	-	(6,345)	-	-
Cash production cost	-	-	-	-	-	135,963	-	135,963	-	-
Silver equivalent ounces sold	-	-	-	-	-	17,797	-	17,797	-	-
Cash cost per silver equivalent ounce	$-	$-	$-	$-	$-	$7.64	$-	$7.64	$-	$-
General and administrative expenses	-	-	-	-	-	63,212	-	63,212	-	-
Share-based payments and G&A depreciation	-	-	-	-	-	(1,368)	-	(1,368)	-	-
Cash operating cost	-	-	-	-	-	197,808	-	197,808	-	-
All-in sustaining cash cost per silver equivalent ounce	$-	$-	$-	$-	$-	$11.11	$-	$11.11	$-	$-
Cash cost per silver equivalent ounce ($US)	$-	$-	$-	$-	$-	$5.98	$-	$5.98	$-	$-
All-in sustaining cash cost per silver equivalent ounce ($US)	$-	$-	$-	$-	$-	$8.69	$-	$8.69	$-	$-

During 2016, the Company did not sell material from the historic stockpiles, as Mill Circuit 2 was used to process San Gonzalo and Avino Mine material.

Consolidated

	2016					2015
	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1
Cost of sales	$25,391,891	$8,459,738	$7,255,272	$8,700,117	$976,764	$10,961,694	$2,388,284	$2,839,746	$3,535,980	$2,197,685
Depletion and depreciation	(2,514,723)	(1,046,197)	(659,093)	(710,423)	(99,008)	(1,323,418)	(401,168)	(358,742)	(542,504)	(21,005)
Cash production cost	22,877,168	7,413,541	6,596,179	7,989,694	877,756	9,638,276	1,987,116	2,481,004	2,993,476	2,176,680
Silver equivalent ounces sold	2,035,618	644,479	608,795	626,837	155,507	1,140,029	241,114	300,421	345,300	253,194
Cash cost per silver equivalent ounce	$11.24	$11.50	$10.83	$12.75	$5.64	$8.45	$8.24	$8.26	$8.67	$8.60
General and administrative expenses	6,636,031	1,788,918	2,851,832	1,112,537	882,744	4,256,673	1,063,807	1,162,481	1,061,272	969,113
Share-based payments and G&A depreciation	(1,630,934)	(593,073)	(1,029,981)	(3,713)	(4,167)	(58,978)	10,106	(42,212)	(9,292)	(17,580)
Cash operating cost	27,882,265	8,609,386	8,418,028	9,098,518	1,756,333	13,835,971	3,061,029	3,601,273	4,045,456	3,128,213
All-in sustaining cash cost per silver equivalent ounce	$13.70	$13.36	$13.83	$14.51	$11.29	$12.14	$12.70	$11.99	$11.72	$12.36
Cash cost per silver equivalent ounce ($US)	$8.48	$8.62	$8.30	$9.89	$4.10	$6.61	$6.17	$6.31	$7.05	$6.93
All-in sustaining cash cost per silver equivalent ounce ($US)	$10.34	$10.01	$10.60	$11.27	$8.22	$9.49	$9.51	$9.16	$9.53	$10.09

The Company continues to review its expenditures, and is maintaining cost reduction programs in key areas to achieve lower costs. Ongoing cost reduction activities include negotiating more favourable terms with vendors, while maintenance costs are expected to decrease as a result of utilizing newer mining equipment.

15

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Operating cash flows before movements in working capital	$2,739,713	$(1,051,003)	$7,572,261	$453,878
Weighted average number of shares outstanding
Basic	47,822,998	36,731,526	42,695,999	36,229,424
Diluted	48,921,692	36,965,329	43,791,451	36,723,725
Cash Flow per Share – basic	$0.06	$(0.03)	$0.18	$0.01
Cash Flow per Share – diluted	0.06	(0.03)	0.17	0.01

Working Capital

	December 31, 2016	December 31, 2015
Current assets	$47,166,811	$20,047,773
Current liabilities	(15,873,792)	(14,044,216)
Working capital	$31,293,019	$6,003,557

16

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Review of Financial Results

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2016	December 31, 2015	December 31, 2014	Note
Revenues	$39,895,591	$19,082,847	$19,297,953	1
Cost of sales	25,391,891	10,961,694	11,393,404	2
Mine operating income	14,503,700	8,121,153	7,904,549
Operating expenses	6,636,031	4,256,672	4,019,378	3
Net income	1,992,479	483,424	2,514,169	4
Earnings per share – basic and diluted	0.05	0.01	0.08	4
Total assets	125,937,065	87,341,992	61,416,147	5
Total non-current financial liabilities	11,901,866	10,418,792	2,007,010	6
Working capital	31,293,019	6,003,557	6,617,877	7

1.	Revenues were significantly higher in 2016 compared to 2015 and 2014, as the Avino Mine entered into production effective April 1, 2016. This was slightly offset by lower sales of San Gonzalo concentrate as a result of lower grades and less silver and gold ounces produced and sold. Although 2015 revenues were consistent with 2014, the Company realized significantly lower average metal prices. The decrease in metal prices between 2015 and 2014 was offset by an increase in foreign exchange rates.

2.	Costs of sales reflect the costs of the production for the Avino and San Gonzalo mines. The gross margin on the sale of San Gonzalo concentrates is consistent with prior periods. The Company utilizes both production and development methods of mining. The costs associated with development mining are considerably higher and as a result there is an impact on the Company’s consolidated gross margin. The Company expects to continue to improve the gross margin of the Avino Mine as it transitions from development mining, at a higher cost, to production mining in the coming months.

3.	Operating expenses in 2016 increased compared to 2015 and 2014, which reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs, and regulatory and compliance fees incurred by the Company. Although the Company’s operations are expanding, management continues to monitor operating expenses carefully to maintain efficient operations. Operating expenses can fluctuate due to infrequent events such as share-based payments.

4.	Net income was higher in 2016 compared to 2015 primarily due to the profits generated from the commencement of production at the Avino Mine effective April 1, 2016. As the Company transitions to lower cost production mining from development mining, net income is expected to continue to increase.

17

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

5.	Total assets increased significantly at December 31, 2016, compared to 2015 and 2014, primarily due to cash received from share and unit offerings, the addition of several pieces of new equipment, development and production at the Avino Mine and San Gonzalo Mine, continued exploration and evaluation activities at the Bralorne Mine during 2016 and 2015, as well as the acquisition of Bralorne Gold Mines Ltd. in 2014. The new equipment is used to maintain efficient operations at the San Gonzalo Mine and Avino Mine, as well as preparing the Bralorne Mine for mining operations.

6.	Total non-current financial liabilities increased at December 31, 2016, compared to 2015 and 2014, primarily due to acquisitions of equipment through finance leases and loans, as well as the recognition of warrant liabilities during the year relating to the November 2016 bought-deal financing. The increase in 2015 from 2014 relates primarily to the receipt of US$10,000,000 relating to the term facility agreement with Samsung C&T U.K. Limited.

7.	Working capital at December 31, 2016, increased compared to 2015, primarily due to cash provided by operating and financing activities, as well as the recognition of inventory at the Avino Mine following the commencement of production effective April 1, 2016.

Results of Operations

Summary of Quarterly Results

	2016	2016	2016	2016	2015	2015	2015	2015
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$12,006,667	$13,218,226	$11,918,749	$2,751,949	$3,860,109	$5,028,314	$5,908,883	$4,285,541
Earnings (Loss) for the quarter	1,217,821	1,166,699	(450,087)	58,046	370,675	(625,193)	361,655	376,287
Earnings (Loss) per share - basic	0.03	0.03	(0.01)	0.00	0.01	(0.02)	0.01	0.01
Earnings (Loss) per share - diluted	0.02	0.03	(0.01)	0.00	0.01	(0.02)	0.01	0.01
Total Assets	$125,937,065	$104,662,910	$93,911,346	$85,683,111	$87,341,992	$81,567,998	$74,007,743	$70,197,816

•	Revenue in the second, third and fourth quarters of 2016 was higher than that of previous quarters as the Company commenced production at the Avino Mine effective April 1, 2016. The Company’s consolidated statement of operations will reflect the revenues and related production costs from the Avino Mine going forward; this activity was reflected within exploration and evaluation assets on the Company’s consolidated statement of financial position prior to April 1, 2016.

•	Earnings for the third and fourth quarters of 2016 were higher compared to earnings of the preceding quarters primarily driven by continued profitable operations in Mexico.

•	Total assets has steadily increased throughout the quarters as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

18

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Three months ended December 31, 2016, compared to the three months ended December 31, 2015:

	2016	2015	Note
Revenue from Mining Operations	$12,006,667	$3,860,109	1
Cost of Sales	8,459,738	2,388,283	2
Mine Operating Income	3,546,929	1,471,826	2
Operating Expenses
General and administrative expenses	1,200,028	1,063,806	3
Share-based payments	588,890	-	4
Income before other items	1,758,011	408,020
Other Items
Fair value adjustment on warrant liability	346,935	27,572	5
Interest and other income	56,073	8,929
Accretion of reclamation provision	(195,609)	(34,996)	6
Finance cost	(188,940)	(14,238)	7
Foreign exchange gain (loss)	(72,370)	201,546	8
Interest expense	(36,250)	(43,901)
Unrealized loss on long-term investments	(16,246)	(31,737)
Net Income Before Income Taxes	1,651,604	521,195
Income Taxes
Current income tax expense	(905,559)	(2,065,564)	9
Deferred income tax recovery	471,776	1,915,044	9
	(433,783)	(150,520)
Net Income	1,217,821	370,675	10
Earnings per Share
Basic	$0.03	$0.01	10
Diluted	$0.02	$0.01	10

1.	Revenues for the three months ended December 31, 2016 were $12,006,667 compared to $3,860,109 for the three months ended December 31, 2015. The increase of $8,146,558 reflects commencement of production at the Avino Mine effective April 1, 2016.

2.	Mine operating income increased as a result of the commencement of production at the Avino Mine effective April 1, 2016. The Company’s gross margin on the sale of San Gonzalo concentrates was consistent with the corresponding three months ended 2015; however, the current quarter now reflects the mine operating income from the Avino Mine. The Company expects to continue to improve the gross margin of the Avino Mine as it transitions from development mining, at a higher cost, to production mining in the coming months.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, travel, and promotion. For the three months ended December 31, 2016, general and administrative expenses were $1,200,028 compared to $1,063,806 for the three months ended December 31, 2015. The increase of $136,222 from the comparative period reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs and regulatory and compliance fees incurred by the Company. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

19

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

4.	Share-based payments include the issuance of stock options and the vesting of restricted share units ("RSUs") issued to directors, officers, employees and consultants of the Company. For the three months ended December 31, 2016, share-based payments were $588,890 compared to $Nil for the three months ended December 31, 2015. This increase is due to the vesting of RSUs granted during the year, and there were no RSUs granted during the previous year.

5.	The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period. The value of these warrants changes with the amounts of warrants outstanding, along with fluctuations in the US-Canadian dollar exchange rate and in the variables used in the valuation model.

6.	Accretion of reclamation provision increased primarily due to the new provision relating to the Bralorne Mine recognized at the end of 2015.

7.	Finance costs increased primarily due to issuance costs attributed to the warrant liability for the share purchase warrants issued in the November 2016 bought deal financing.

8.	Foreign exchange gains and losses result from transactions in currencies other than the Canadian dollar. During the three months ended December 31, 2016, the U.S. dollar strengthened against the Mexican peso, but weakened against the Canadian dollar compared to the same quarter last year. This had an offsetting effect, and as such the foreign exchange gain was lower compared to the corresponding period in 2015.

9.	Current income tax expense was $905,559 for the three months ended December 31, 2016, compared to $2,065,564 in the three months ended December 31, 2015. Deferred income tax recovery was $471,776 for the three months ended December 31, 2016, compared to $1,915,044 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended December 31, 2016 primarily relate to movements in the tax bases and increased mining profits at the Avino Mine property.

10.	As a result of the foregoing, net income for the three months ended December 31, 2016, was $1,217,821, an increase of $847,146 compared to the three months ended December 31, 2015. The increase in net income increased basic and diluted earnings per share to $0.03 and $0.02, respectively, for the three months ended December 31, 2016, compared to $0.01 for both basic and diluted for the three months ended December 31, 2015.

20

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Year ended December 31, 2016, compared to the year ended December 31, 2015:

	2016	2015	Note
Revenue from Mining Operations	$39,895,591	$19,082,847	1
Cost of Sales	25,391,891	10,961,694	2
Mine Operating Income	14,503,700	8,121,153	2
Operating Expenses
General and administrative expenses	5,021,006	4,215,852	3
Share-based payments	1,615,025	40,820	4
Income before other income (expenses)	7,867,669	3,864,481
Other Income (Expenses)
Foreign exchange gain (loss)	207,076	(833,822)	5
Interest and other income	69,073	59,098
Fair value adjustment on warrant liability	10,862	239,690	6
Accretion of reclamation provision	(284,636)	(136,925)	7
Finance cost	(188,940)	(14,238)	8
Interest expense	(166,636)	(180,079)
Unrealized loss on long-term investments	(2,839)	(55,177)
Net Income Before Income Taxes	7,511,629	2,943,028
Income Taxes
Current income tax expense	(4,187,048)	(3,587,796)	9
Deferred income tax recovery (expense)	(1,332,102)	1,128,192	9
	(5,519,150)	(2,459,604)
Net Income	1,992,479	483,424	10
Earnings per Share
Basic	$0.05	$0.01	10
Diluted	$0.05	$0.01	10

1.	Revenues for the year ended December 31, 2016, were $39,895,591 compared to $19,082,847 for the year ended December 31, 2015. The increase of $20,812,744 reflects commencement of production at the Avino Mine effective April 1, 2016. Prior to April 1, 2016, the revenues, and related costs of production, were capitalized as exploration and evaluation assets.

2.	Costs of sales reflect the costs of the production for the Avino and San Gonzalo mines. The gross margin on the sale of San Gonzalo concentrates is consistent with prior periods. The Company utilizes both production and development methods of mining. The costs associated with development mining are considerably higher and as a result there is an impact on the Company’s consolidated gross margin. The Company expects to continue to improve the gross margin of the Avino Mine as it transitions from development mining to production mining in the coming months.

3.	General and administrative expenses include management, consulting, and director fees, salaries, office expenses, investor relations, regulatory and compliance fees, travel and promotion. For the year ended December 31, 2016, general and administrative expenses were $5,021,006 compared to $4,215,852 for the year ended December 31, 2015. The increase from the comparative period reflects expanding operations and corporate activity affecting fees and salaries, office expenses, investor relations costs and regulatory and compliance fees incurred by the Company. Although the Company’s operations are expanding, management continues to monitor general and administrative expenses carefully to maintain efficient operations.

21

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

4.	Share-based payments include the issuance of stock options and the vesting of restricted share units ("RSUs") issued to directors, officers, employees and consultants of the Company. For the year ended December 31, 2016, share-based payments were $1,615,025 compared to $40,820 for the year ended December 31, 2015. This is due to the issuance of 802,500 stock options and 790,000 RSUs in 2016, compared to 50,000 stock options and no RSUs in the previous period.

5.	Foreign exchange gains and losses result from transactions in currencies other than the Canadian dollar. During the year ended December 31, 2016, the Canadian dollar strengthened against the U.S. dollar, but this was partially offset by the strengthening of the U.S dollar against the Mexican peso. These fluctuations in currencies resulted in an unrealized foreign exchange gain on translation into Canadian dollars.

6.	The fair value adjustment on the Company's warrant liability relates to the issuance of U.S. dollar denominated warrants which are re-valued each reporting period. The value of these warrants changes with fluctuations in the US-Canadian dollar exchange rate and in the variables used in the valuation model.

7.	Accretion of reclamation provision increased primarily due to the new provision relating to the Bralorne Mine recognized at the end of 2015.

8.	Finance costs increased primarily due to issuance costs attributed to the warrant liability for the share purchase warrants issued in the November 2016 bought deal financing.

9.	Current income tax expense was $4,187,048 in the year ended December 31, 2016, compared to $3,587,796 in the year ended December 31, 2015. The increase in Mexican tax on current income reflects continued profitable operations in Mexico.

Deferred income tax expense was $1,332,102 for the year ended December 31, 2016, compared to a recovery of $1,128,192 in the comparative year. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors.

10.	As a result of the foregoing, net income for the year ended December 31, 2016, was $1,992,479, an increase of $1,509,055 compared to the year ended December 31, 2015. The increase in net income has increased basic and diluted earnings per share from earnings of $0.01 for the year ended December 31, 2015, to $0.05 for the year ended December 31, 2016.

22

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash and generated from current operations and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds

In November 2016, the Company received gross proceeds of US$11,185,355 in connection with a bought-deal offering issued under prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine, both of which are expected to receive major upgrades in 2017, and for general working capital.

Since July 2014, the Company received gross proceeds of US$13,346,561 in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for US$10,000,000. The facility will be used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred expenditures of $5,744,502 for exploration and evaluation activities (excluding depreciation of $273,029 and foreign exchange of $288,230, and before proceeds from sale of concentrate), acquired property and equipment of $3,448,032, and made lease and loan repayments of $2,432,915 during the year ended December 31, 2016.

In advancing the Bralorne Mine, the Company incurred expenditures of $5,978,694 for exploration and evaluation activities (excluding depreciation of $628,308 and other non-cash expenses of $174,184), acquired property and equipment of $1,683,498, and made lease and loan repayments of $381,881.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for US$5,000,000. The facility is being used to acquire equipment necessary for continuing exploration and mining activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$3,305,900 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for US$5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$3,389,976 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

23

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Discussion and analysis relating to the Company’s liquidity as at December 31, 2016, and December 31, 2015, is as follows:

Statement of Financial Position

	December 31, 2016	December 31, 2015
Cash	$15,816,628	$7,475,134
Working capital	31,293,019	6,003,557
Accumulated Deficit	(23,181,003)	(25,406,432)

Cash Flow

	December 31, 2016	December 31, 2015
Cash generated by (used in) operating activities	$6,716,265	$(2,622,111)
Cash generated by financing activities	26,384,121	14,452,849
Cash used in investing activities	(24,122,754)	(8,885,687)
Change in cash	8,977,632	2,945,051
Effect of exchange rate changes on cash	(636,138)	280,289
Cash, beginning of year	7,475,134	4,249,794
Cash, end of year	$15,816,628	$7,475,134

Operating Activities:

Cash generated by operating activities for the year ended December 31, 2016, was $6,716,265 compared to cash used in operating activities of $2,622,111 for the year ended December 31, 2015. Cash generated or used by operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $26,384,121 for the year ended December 31, 2016, compared to $14,452,849 in the year ended December 31, 2015, an increase of $11,931,272. Cash provided by financing activities for the year ended December 31, 2016, relates to the issuance of common shares and warrants in brokered bought-deal and at-the-market offerings issued under prospectus supplements, as well as the issuance of common shares upon the exercise of stock options. During the year ended December 31, 2016, the Company issued common shares and warrants through the aforementioned offerings generating net cash flows of $28,801,521 (2015 – $1,445,799), and employees, consultants, and directors exercised stock options generating cash flows of $1,258,530 (2015 – $937,740). During the year ended December 31, 2016, the Company also made finance lease and equipment loan payments of $2,814,796 (2015 - $1,770,690), and a payment of $861,134 on the term facility. During the year ended December 31, 2015, the Company also received proceeds of $13,840,000 on the term facility from Samsung. In June 2016, the Company and Samsung C&T U.K. Ltd. amended the concentrates prepayment agreement, extending the sales of Avino Mine concentrates to December 2019 and deferring monthly repayments on the term facility provided under the agreement to the period June 2017 through July 2018.

24

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Investing Activities:

Cash used in investing activities for the year ended December 31, 2016, was $24,122,754 compared to $8,885,687 for the year ended December 31, 2015. Cash used in investing activities during the year ended December 31, 2016, includes cash expenditures of $5,131,530 (2015 - $5,108,935) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the year ended December 31, 2016, the Company also incurred cash expenditures of $11,723,196 (2015 - $26,052,048) on exploration and evaluation activities, of which $5,744,502 relate to the exploration and advancement of the Avino Mine and $5,978,694 relate to the exploration and advancement of the Bralorne Mine. The cash expenditures on exploration and evaluation activities were reduced by concentrate sales of $6,158,972 (2015 - $21,501,272) for the Avino Mine and $Nil (2015 - $774,024) for the Bralorne Mine. During the year ended December 31, 2016, the Company also purchased short-term investments (comprised of term deposits) of $13,427,000 (2015 - $Nil).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2016, 2015, and 2014 were as follows:

	2016	2015	2014
Salaries, benefits, and consulting fees	$1,691,862	$1,700,364	$957,900
Share‐based payments	1,180,315	-	645,750
	$2,872,177	$1,700,364	$1,603,650

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $148,912 (December 31, 2015 - $187,532) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2016. As at December 31, 2016 and 2015, the following amounts were due to related parties:

	2016	2015
Oniva International Services Corp.	$170,280	$164,285
Directors	60,313	47,741
Jasman Yee & Associates, Inc.	5,633	5,796
Intermark Capital Corp.	26,250	-
Wear Wolfin Designs Ltd.	5,250	-
	$267,726	$217,822

25

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, 2016, 2015 and 2014 are summarized below:

	2016	2015	2014
Salaries and benefits	$393,317	$309,593	$316,281
Office and miscellaneous	671,259	502,089	428,019
Exploration and evaluation assets	329,052	311,002	-
	$1,393,628	$1,122,684	$744,300

Salaries and benefits for 2016 above includes $Nil (2015 - $9,593, 2014 - $48,424) for key management personnel compensation that has been included in Note 14(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2016, 2015 and 2014, the Company paid $667,200, $793,200, and $433,333 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the years ended December 31, 2016, 2015 and 2014, the Company paid $185,720, $176,640, and $74,160 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2016, 2015 and 2014, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short-and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable.

The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

26

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (2015 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2016, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2016 in the amount of $15,816,628 (2015 - $7,475,134) in order to meet short-term business requirements. At December 31, 2016, the Company had current liabilities of $15,873,792 (2015 - $14,044,216) and working capital of $31,293,019 (2015 - $6,003,557). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2016 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,004,583	$5,004,583	$-	$-
Due to related parties	267,726	267,726	-	-
Minimum rental and lease payments	2,842,915	2,068,276	747,823	26,816
Term facility	12,531,867	6,265,934	6,265,933	-
Equipment loans	3,085,244	1,423,384	1,661,860	-
Finance lease obligations	4,040,607	2,050,344	1,990,263	-
Total	$27,772,942	$17,080,247	$10,665,879	$26,816

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

27

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	December 31, 2016		December 31, 2015
	MXN	USD	MXN	USD
Cash	$15,997,014	$7,021,861	$3,876,257	$4,647,007
Short-term investments	-	13,427,000	-	-
Amounts receivable	-	3,017,264	-	2,624,555
Accounts payable and accrued liabilities	(21,006,749)	(3,230,831)	(12,173,726)	(1,534,765)
Warrant liability	-	(1,629,797)	-	-
Term facility	-	(9,333,333)	-	(10,000,000)
Equipment loans	-	(1,107,696)	-	(313,052)
Finance lease obligations	(865,526)	(1,678,219)	(155,669)	(2,567,593)
Net exposure	(5,875,261)	6,486,249	(8,453,138)	(7,143,848)
Canadian dollar equivalent	$(381,814)	$8,709,088	$(680,890)	$(9,887,086)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2016, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the year ended December 31, 2016 by approximately $874,727 (2015 - $981,899, 2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2016, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change metals prices would have an impact on net earnings (loss) of approximately $769,982 (2015 - $481,448, 2014 - $699,866).

The Company is exposed to price risk with respect to its long-term investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2016, a 10% change in market prices would have an impact on net earnings of approximately $3,587 (2015 - $3,871, 2014 - $5,389).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

28

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2016:

	Level 1	Level 2	Level 3
Financial assets
Cash	$15,816,628	$-	$-
Short-term investments	13,427,000	-	-
Amounts receivable	-	4,095,249	-
Long-term investments	35,873	-	-
Financial liabilities
Warrant liability	-	-	(2,188,328)
Total financial assets and liabilities, net	$29,279,501	$4,095,249	$2,188,328

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed under the heading “Transactions with Related Parties”.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2016	December 31, 2015
Not later than one year	$2,068,276	$209,063
Later than one year and not later than five years	747,823	749,242
Later than five years	26,816	43,951
	$2,842,915	$1,002,256

Office lease payments recognized as an expense during the year ended December 31, 2016 totalled $109,600 (2015 - $111,206; 2014 - $90,883).

29

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Critical Accounting Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

a)	Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in the consolidated financial statements have been impacted by management’s determination that the San Gonzalo Mine and Avino Mine had achieved production levels intended by management as of October 1, 2012, and April 1, 2016, respectively, and that none of the Company’s exploration and evaluation assets had achieved production levels intended by management as at December 31, 2016.

30

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,

•	Establishing sales agreements with respect to the sale of concentrates.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the Company and its Canadian subsidiary to be the Canadian dollar. The Company has determined the functional currency of its Mexican subsidiaries to be the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

b)	Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of copper, silver and gold contained in the stockpiles and finished goods assumptions for the amount of copper, silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company’s expenses and a reduction in its working capital.

31

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

ii.	Estimated reclamation provisions

The Company’s provision for reclamation represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company’s net income or net loss and its equity reserves.

iv.	Impairment of plant, equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company’s plant, equipment, mining properties, and exploration and evaluation assets.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

32

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

vi.	Recognition and measurement of deferred tax assets and liabilities

Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, tax assets and liabilities and net income in subsequent periods will be affected by the amount that estimates differ from the final tax return. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

Changes in Accounting Standards

Application of new and revised accounting standards:

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company’s consolidated financial statements.

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of December 31, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step model framework for the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

33

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The introduction of the new ‘expected credit loss’ impairment model is not expected to have an impact on the Company, given the Company sells its concentrate to large international organizations with a negligible historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at December 31, 2016, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the assessment of the potential impact is subject to change.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at March 1, 2017, the following common shares, warrants, stock options and restricted share units (“RSUs”) were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	52,431,001	-	-
Warrants	3,602,215	US$1.00 - US$2.00	2.04 – 2.75
Stock options	1,968,500	$1.60 - $2.95	0.97 – 4.51
RSUs	787,500	-	4.51
Total	58,789,216

The following are details of outstanding stock options as at December 31, 2016, and March 1, 2017:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2016)	Number of Shares Remaining Subject to Options (March 1, 2017)
February 18, 2018	$1.60	147,500	147,500
September 9, 2018	$1.62	296,000	286,000
September 19, 2019	$1.90	667,500	667,500
December 22, 2019	$1.90	105,000	105,000
September 2, 2021	$2.95	762,500	762,500
Total:		1,978,500	1,968,500

The following are details of outstanding warrants as at December 31, 2016, and March 1, 2017:

Expiry Date	Exercise Price Per Share		Number of Underlying Shares (December 31, 2016)	Number of Underlying Shares (March 1, 2017)
February 25, 2017	US$	2.87	1,033,059	-
March 14, 2019	US$	1.00	40,000	40,000
November 28, 2019	US$	2.00	3,562,215	3,562,215
Total:			4,635,274	3,602,215

34

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

The following are details of outstanding RSUs as at December 31, 2016, and March 1, 2017:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2016)	Number of Shares Remaining Subject to RSUs (March 1, 2017)
September 2, 2021	787,500	787,500

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of December 31, 2016, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2016 due to a material weakness in controls as noted below.

35

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2016

Despite significant improvements in internal control effectiveness since December 31, 2015, a material weakness related to organizational governance still exists. Management identified certain principles in the COSO framework that require further development before they reach an appropriate level of maturity, as described below:

•	A formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks.

•	Certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee.

Management believes the material weakness identified is temporary, and has a remediation plan to be completed in the first quarter of 2017 that involves refining risk management oversight as well as ensuring all critical policies have been appropriately translated and disseminated to staff working in Mexico.

Based on the evaluation as at December 31, 2016, management, including the CEO and CFO, have concluded that there were material changes in the design of internal controls from the last annual reporting date of December 31, 2015. Corrective action was taken to remediate the material weaknesses around segregation of duties and lack of technical expertise. Avino has added resources in its financial reporting team and retained the services of technical experts with a view to removing the previously disclosed material weaknesses. In addition, management continues to maintain close involvement in the day to day activities, which provides an additional level of compensating controls.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 1, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

36